

April 29, 2024

Fernando Castro-Caratini
Chief Financial Officer
Sun Communities, Inc.
27777 Franklin Road, Suite 300
Southfield, MI 48034

  Re: Sun Communities, Inc.
   Form 10-K for the year ended December 31, 2023
   File No. 001-12616

Dear Fernando Castro-Caratini:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023

Notes to Consolidated Financial Statements
1. Significant Accounting Policies
Investment Property
Impairment of long-lived assets, page F-14

1. We note your disclosure that you estimate the fair value of your long-lived assets based on undiscounted future cash flows and any potential disposition proceeds for a given asset. Please tell us how you determined it was unnecessary to use discounted future cash flows. Please refer to ASC 820-10.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction